EXHIBIT 99

 Supplementary Trust Data

1. The total amount of cash distributed to Certificateholders in 2000 per $1,000 of Certificates	$241.50
2. The total amount of the distribution set forth in paragraph l which represents principal payments on the Certificates	$173.50
3. The amount of outstanding balances in the Accounts which were 30 or more days delinquent as of the end of the December 2000 Monthly Period	$576,410,372.93
4. The total amount of the Monthly Servicing Fee paid to the Servicer by the Trust in 2000	$175,664,014.83